IASIS Healthcare Corporation

Chief Executive Officer

117 Seaboard Lane, Bldg. E

Franklin, TN 37067

December 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes / Alla Bereshetyn
Sharon Blume / Jim Peklenk

Re:	IASIS Healthcare Corporation
Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-201814)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), IASIS Healthcare Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its Registration Statement on Form S-1 (File No. 333-201814), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on January 30, 2015.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement or registration statements in accordance with Rule 457(p).

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at IASIS Healthcare Corporation, Attention: Chris Chi, 117 Seaboard Lane, Bldg. E Franklin, TN 37067, email: cchi@iasishealthcare.com, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Thomas Fraser, 800 Boylston Street, Boston, MA 02199, email: thomas.fraser@ropesgray.com.

If you have any questions or require further information regarding this application, please call or email Thomas Fraser of Ropes & Gray LLP at (617) 951-7063 or thomas.fraser@ropesgray.com.

[Signature page follows]

Sincerely,

IASIS HEALTHCARE CORPORATION

/s/ W. Carl Whitmer
Name: W. Carl Whitmer
Title: Chief Executive Officer